UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

EMCOR Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-8267	11-2125338
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

301 Merritt Seven Norwalk, Connecticut	06851-1092
(Address of principal executive offices)	(Zip Code)

Sheldon I. Cammaker, Executive Vice President and General Counsel	(203) 849-7800
Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

 X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

From time to time in the manufacture of heat exchangers the registrant uses welding rods which may contain conflict minerals (as defined in paragraph (d)(3) of Item 1.01 of Form SD).  The registrant conducted a reasonable country of origin inquiry of the manufacturers of such welding rods.  Each such manufacturer executed and delivered to the registrant a certification that confirmed, based upon reasonable inquiries and investigations of its supply chain by such manufacturer, that any conflict minerals used in such manufacturer’s welding rods did not originate in the Democratic Republic of the Congo or an adjoining country (as defined in paragraph (d)(1) of Item 1.01 of Form SD) or come from recycled or scrap sources (as defined in paragraph (d)(6) of Item 1.01 of Form SD).   This information may also be found at www.emcorgroup.com under Investor Relations/Conflict Minerals Disclosure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

EMCOR GROUP, INC.
(Registrant)

By:	/s/ SHELDON I. CAMMAKER	June 2, 2014
	Sheldon I. Cammaker	Date
Executive Vice President and General Counsel